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                              May 10, 2022

       Liang Lance Zhou
       Chief Executive Officer
       Phoenix Motor Inc.
       1500 Lakeview Loop
       Anaheim, CA 92807

                                                        Re: Phoenix Motor Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed May 6, 2022
                                                            File No. 333-261384

       Dear Dr. Zhou:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form S-1

       Cover Page

   1. We note your disclosure on page 27 that SPI Energy, Ltd will beneficially own 81.4% of the company's shares
and will continue to exercise effective control over the company after the offering.
Please disclose on the prospectus cover and in the summary (i) the percent of the voting
power that SPI Energy, Ltd will control after completion of the offering, (ii) that you
will be considered to be a controlled company, and (iii) whether you intend to take
advantage of the controlled company exemptions under the Nasdaq rules.
       Description of Securities
       General, page 87

   2.                                                   We note your response
to prior comment 10. There continues to be an apparent
 Liang Lance Zhou
Phoenix Motor Inc.
May 10, 2022
Page 2
      inconsistency in the par value of your common stock, disclosed as $0.0004 throughout the prospectus, but identified as $0.0001 in Exhibit 3.5; please reconcile. We note that the stock splits described here relate to issued and outstanding shares, and thus do not appear to affect your authorized share capital or par value. Please revise the final sentence of this subsection to clearly state this, or consider deleting.
Exhibits

3. Please refile Exhibit 3.6 in the proper text-searchable format. Please refer to Section
      5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 61, March 2022)
      and Item 301 of Regulation S-T.
4. Please revise the registration fee table to describe the underwriter warrant consistently with the prospectus. Additionally revise page 10 of the prospectus summary to disclose the number of shares issuable upon exercise of the underwriter warrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Anne Parker at 202-551-3611 with any other questions.



                                                             Sincerely,
FirstName LastNameLiang Lance Zhou
                                                             Division of
Corporation Finance
Comapany NamePhoenix Motor Inc.
                                                             Office of
Manufacturing
May 10, 2022 Page 2
cc:       David C. Fischer
FirstName LastName